Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001
VIA EDGAR
June 23, 2009
Ms. Jill Davis and Ms. Jennifer O’Brien
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010
Re:	Goldcorp Inc. (the “Company” or “Goldcorp”) Form 40-F for Fiscal Year Ended December 31, 2008 Filed March 16, 2009 File No. 001-12970
Dear Ms. Davis and Ms. O’Brien:
Thank you for your comment letter of April 30th, 2009. To facilitate your review, we have reproduced your questions in this letter in bold type and we have included our responses below them in ordinary type.
Form 40-F for the Fiscal Year Ended December 31, 2008
Exhibit 99.1
General Development of the Business, page 6
1.   We note your statement on page nine that “Terrane has granted Goldcorp the right to maintain its pro rata equity position in Terrane as long as Goldcorp is required to include Terrane’s financial information on a consolidated basis in Goldcorp’s financial statements.” Please tell us and expand your disclosure to explain the facts and circumstances that would no longer require Terrane to maintain your pro rata equity position.

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Response:
     Under an agreement with Terrane Metals Corp. (“Terrane”), in the event of a proposed issuance by Terrane of equity securities, other than options granted pursuant to its stock option plan, Terrane is required to provide Goldcorp the right to participate in the issuance to allow it to maintain the Company’s pro rata equity position. If Goldcorp’s equity position is diluted to the point that Goldcorp would no longer be required to consolidate Terrane’s financial information in its financial statements (generally less than 50% equity position), Terrane would no longer be required to offer Goldcorp the opportunity to maintain its pro rata equity position.
     We propose to clarify in our disclosure in future filings that Terrane would no longer be required to offer Goldcorp the opportunity to maintain its pro rata equity position if Goldcorp does not exercise its pre-emptive rights and Goldcorp’s equity interest in Terrane is voluntarily diluted to the point that Goldcorp would then no longer be required to consolidate Terrane’s financial information in its financial statements.
Exhibit 99.2
Accounting Policies Implemented Effective January 1, 2007, page 48
2.   We note you recognized a non-cash decrease of $1.5 million to opening retained earnings for the change in accounting for debt financing costs. We further note your disclosure on page 18 in Exhibit 99.3 that, with regard to your new accounting policy, “Transaction costs are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.” Based on this disclosure, please tell us whether there is any material difference between your accounting policy and the requirement for US GAAP purposes, as contemplated by paragraph 16 of APB 21, to report debt issue costs in the balance sheet as deferred charges.
Response:
     Accounting Principles Board Opinion 21 (“APB 21”), paragraph 16 requires that debt issue costs be reported in the balance sheet as deferred charges. Generally, debt issue costs are capitalized as an asset and amortized over the term of the debt.
     Under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), the Company has elected to expense transaction costs associated with the issuance of debt unless the uses of the proceeds of the debt issued are directly attributable to the acquisition or construction of qualifying assets in accordance with Handbook Section 3855 — “Financial Instruments — Recognition and Measurement” (“Section 3855”). This treatment results in a difference between the Company’s Canadian GAAP accounting policy and the requirement for US GAAP purposes to report debt issue costs in the balance sheet as deferred charges.

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     The decrease of $1.5 million to opening retained earnings on January 1, 2007 for the change in accounting for debt financing costs under Canadian GAAP should have been expensed through the income statement in 2007 for US GAAP purposes. This did not result in a material difference between the Company’s accounting policy for interest costs and the US GAAP requirement set forth in paragraph 16 of APB 21.
     Subsequent to the implementation of Section 3855, the Company did not incur any debt issue costs in 2007 and 2008. Accordingly, there were no material differences between the Company’s accounting policy and the requirement for US GAAP purposes to report debt issue costs in the balance sheet as deferred charges.
Exhibit 99.3
Management’s Report on Internal Control over Financial Reporting, page 2
3.   We note your statement that “We have excluded from our assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”), in which we hold a 37.5% interest and is proportionately consolidated in the Company’s consolidated financial statements, because we do not have the ability to dictate or modify controls at this entity and we do not have the ability to assess, in practice, the controls at the entity.” Based on this exclusion, please expand your report to refer readers to a discussion of the scope of management’s report on internal control over financial reporting in the body of your Form 40-F, where appropriate. We would expect the scope discussion to explain that i) management has not evaluated the internal controls of Alumbrera, ii) management does not have the ability, in practice, to evaluate those controls, and, iii) management’s conclusion regarding the effectiveness of your internal control over financial reporting does not extend to the internal controls of Alumbrera, due to the fact that management does not have the ability to dictate or modify those controls. You may also wish to reiterate any key sub-totals, such as total and net assets, revenues and net income that result from your proportionate consolidation of Alumbrera. Refer to Question 1 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Frequently Asked Questions (revised September 24, 2007) located on our website at: http://www.sec.gov/info/accountants/controlfaq.htm.
Response:
     The Company acknowledges that page 7 of our Form 40-F does not refer readers to a discussion of the scope of management’s report on internal control over financial reporting.
     However, management’s report on internal control over financial reporting is included with our audited financial statements which are filed as Exhibit 99.3 to our Form 40-F and incorporated by reference therein. The report notes that management has not evaluated the internal controls of Alumbrera and that management’s conclusion regarding the effectiveness of its internal control over financial reporting does not extend to the internal controls of Alumbrera. In addition, the report also notes that the financial statements of the Company include the accounts of Alumbrera accounted for via proportionate consolidation but management has been unable to evaluate the effectiveness of internal control at Alumbrera due to the fact that it does

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not have the ability to dictate or modify those controls and does not have the ability, in practice, to evaluate those controls. Key percentages, such as total and net assets, revenues and net income that result from the proportionate consolidation of Alumbrera whose internal controls have not been evaluated, have also been disclosed. Therefore, management’s report on internal control over financial reporting in Exhibit 99.3 does meet the criteria of Question 1 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Frequently Asked Questions (revised September 24, 2007).
We have referred readers to a discussion of the limitation in scope related to Alumbrera in the body of our Q1 2009 filing. We propose in the body of future Form 40-F filings to explicitly reference the limitations upon management’s ability, in practice, to evaluate Alumbrera’s internal controls, and the scope of management’s review under the heading “Scope of Management’s Report on Internal Control Over Financial Reporting”.
Note 4. Asset Acquisition — Gold Eagle Mines Ltd., page 21
4.   We note you completed the acquisition of Gold Eagle Mines Ltd. On September 25, 2008 for a total purchase price of $1,286.8 million and that you accounted for the transaction as an asset purchase for accounting purposes. Please provide us with the analysis you performed to determine that this transaction did not represent the acquisition of a business for both Canadian and US GAAP purposes.
Response:
     In the Company’s assessment of whether the Gold Eagle Mines Ltd. (“Gold Eagle”) transaction represented the acquisition of a business or an asset, reference was made under Canadian GAAP to Emerging Issues Committee (“EIC”) Abstract 124 -“Definition of a Business” and Handbook Section 1581 — “Business Combinations”. For US GAAP purposes, we referred to EITF 98-3 — Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business for the definition of a business.
     The guidance in EIC 124 and EITF 98-3 both refer to the fact that a business is a self-sustaining integrated set of activities and assets, which consist of inputs, processes applied to those inputs and resulting outputs to generate revenue. Gold Eagle was an exploration and development company, principally engaged in the development of its Bruce Channel Discovery which is contiguous to Goldcorp’s Red Lake mines. Prior to entering into the plan of arrangement with Goldcorp, Gold Eagle was well funded to continue the development of the Bruce Channel Discovery with continued surface drilling and an advanced underground exploration program.
     EIC 124 notes the following about development stage companies:
“...if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business.

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The determination of whether a transferred set of activities and assets is or is not a business is a three-step process. First, one must identify the elements included in the transferred set. Second, one must compare the identified elements in the transferred set to the complete set of elements necessary...to conduct normal operations...Third,...make an assessment as to whether the missing elements cause one to conclude that the transferred set is not a business. That assessment is based on the degree of difficulty or the level of investment (relative to the fair value of the transferred set) necessary to obtain access to or to acquire the missing elements.”
     Due to the reference to development stage companies not being considered a business, we refer to Accounting Guidance 11 (‘AcG11’), Enterprises in the Development Stage. AcG11 establishes guidelines to determine if an enterprise is in the development stage, and also indicates that professional judgment is required in making that assessment. Given that Gold Eagle’s principal activity was the development of the Bruce Channel Discovery, which is located next to Goldcorp’s operating Red Lake Gold Mines, and Gold Eagle was not engaged in any other exploration activity, in our judgment Gold Eagle does not qualify as being in the business of exploration or in the business of developing exploration properties for sale. EITF 98-3 provides similar guidelines as follows:
“... if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business.

The determination of whether a transferred set of assets and activities is or is not a business is a three-step process. First, one must identify the elements included in the transferred set. Second, one must compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements. Third, if there are missing elements, one must make an assessment as to whether the missing elements cause one to conclude that the transferred set is not a business. That assessment is based on the degree of difficulty or the level of investment (relative to the fair value of the transferred set) necessary to obtain access to or to acquire the missing elements. If the degree of difficulty and level of investment necessary to obtain access to or to acquire the missing elements are not significant, then the missing elements are considered minor and their absence would not cause one to conclude that the transferred set is not a business. The determination of the degree of difficulty or level of investment necessary to obtain access to or to acquire the missing elements requires significant judgment and is dependent on the particular facts and circumstances.”
     An enterprise in the development stage typically will devote most of its efforts to activities such as financial planning, raising capital, exploring for natural resources, developing natural resources, research and development, establishing sources of supply, acquiring property, plant and equipment or other operating assets, such as mineral rights, recruiting and training personnel, developing markets and starting up production.
     The definition of a development company as per AcG11 is consistent with the description of Gold Eagle noted above.

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     In assessing this acquisition and as noted in their final interim financial statements, it was determined that Gold Eagle was a development stage company which had the primary objective of developing the Bruce Channel Discovery towards future production. Gold Eagle’s management had a philosophy of build-to-own and operate. In the context of EIC-124 and EITF 98-3, developing a portfolio of assets to sell them, analogous to a real estate developer, is a business of self-sustaining integrated activities and assets conducted and managed for the purpose of providing a return to investors. Thus, Gold Eagle would not qualify as a business under the accounting guidance, as the intent of management was to build to own, rather than that of developing to sell.
     After reviewing the accounting guidance, we determined that the Gold Eagle transaction was an asset acquisition and not a business acquisition primarily for the following reasons:
•	The Gold Eagle acquisition was essentially the purchase of a parcel of land contiguous to the existing Goldcorp Red Lake operation. Upon acquisition, the activities, assets and liabilities of Gold Eagle were assigned to and included in the Company’s Red Lake reporting unit;
•	The transferred set of activities and assets acquired is in the development stage and has not commenced planned principle operations (production); and
•	The level of investment required for the Gold Eagle property to conduct normal operations (production) was significant relative to the fair value of the Gold Eagle property.
     Accordingly, the set of activities and assets acquired was determined not to be a business for Canadian and US GAAP purposes.
(b) Disposition of Silver Wheaton Shares, page 21
5.   We note you disposed of your 108 million common shares of Silver Wheaton on February 14, 2008 and realized excess consideration of $969.3 million. Based on the disclosures you provide surrounding your accounting for this transaction, please address the following:
•	Clarify how you determined the amount representing the portion of the gain related to the third party silver arrangements between Silver Wheaton and Zinkgruvan, Yauliyacu and Stratoni, totaling $292.5 million;
•	Tell us how you determined the amount to apply as a reduction to mining properties, plant and equipment at San Dimas, Los Filos and Peñasquito of $479.4 million, $26.5 million and $184.0 million;
•	Provide us with a summary of the accounting literature you considered in determining to account for the remaining $689.9 million of excess

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consideration as a reduction to mining properties, plant and equipment for both Canadian and US GAAP purposes;
•	Reconcile the amount applied as a reduction at San Dimas of $310.6 million with disclosure in your Mining Interests footnote ten for the fiscal year ended December 31, 2007, totaling $204.8 million.
Response:
Accounting for the Disposition
     In response to the Staff’s comments, the Company believes a general overview of the accounting treatment of the silver arrangements held by Silver Wheaton and accounting treatment for the disposition of the Silver Wheaton shares would be helpful in addressing the items identified by the Staff. At the date of disposition by Goldcorp, Silver Wheaton Corporation (“SLW”) had entered into silver arrangements with Luismin and Peñasquito (100% owned subsidiaries of Goldcorp — “Goldcorp Mines”), and Zinkgruvan, Yauliyacu, and Stratoni (the “Non-Goldcorp Mines”). An extensive search of existing Canadian and US GAAP accounting literature did not result in us finding any guidance that was on point due to the nature of the underlying silver arrangements entered into by SLW with Goldcorp and Non-Goldcorp Mines.
     As previously discussed in our October 16, 2006 response to the SEC comment letter dated August 24, 2006 for the Company’s December 31, 2005 fiscal year end, Goldcorp’s subsidiary, SLW, entered into arrangements with various mines to acquire silver and take on the mining and production risks associated with the silver production from these mines. As a result, these arrangements are considered to be mining interests and do not represent derivative instruments. Consequently, they are subject to the disposition standards per Handbook Section 3475 — “Disposal of Long Lived Assets” under Canadian GAAP and FAS 144 — “Accounting for the Impairment or Disposal of Long-Lived Assets” under US GAAP.
     In reference to bullet point #3, the recognition in the 2008 statement of earnings of the portion of the gain on sale relating to the disposition of silver arrangements with the Non-Goldcorp Mines was considered appropriate as there were no ongoing obligations subsequent to the disposal. However, the recognition in the 2008 statement of earnings of the portion of the gain on sale relating to the disposition of the Luismin and Peñasquito silver arrangements was carefully examined, as the Company had continuing obligations to fulfill. At the date the Luismin and Peñasquito silver arrangements were entered into, significant upfront payments were received by Goldcorp from SLW. In addition, the Company has a continuing obligation to deliver its silver production to SLW at a per ounce cash payment of the lesser of $3.90 and the prevailing market price, (subject to an inflationary adjustment, beginning in 2007). Therefore, in our judgment, it would not have been appropriate to recognize the portion of the gain on sale relating to the Luismin and Peñasquito silver arrangements immediately in the 2008 statement of earnings, as analogizing to the criteria established in EIC 141 — “Revenue Recognition” under Canadian GAAP and Staff Accounting Bulletin 104 — “Revenue Recognition” under US GAAP, delivery of the silver had not occurred.

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     The following alternatives were considered by the Company with respect to the accounting for the disposal of the SLW shares:
1.	Recognize 100% of the gain on sale of shares immediately in the 2008 statement of earnings;
2.	Defer recognition of 100% of the gain as a deferred credit or as a reduction in mining interests; or
3.	Defer recognition of the portion of the gain relating to the Peñasquito and Luismin silver arrangements as a deferred credit or as a reduction of the book value of the underlying mineral properties.
     Under Option 1, above, immediate recognition of 100% of the gain did not address the fact that Goldcorp continues to have an obligation to sell 100% of the Luismin and 25% of the Peñasquito silver produced at a fixed, lower than current market, price of $3.95/oz.
     Under Option 2, above, deferring recognition of 100% of the gain, addressed the issue with respect to the recognition of the ongoing obligation associated with the Luismin and Peñasquito silver arrangements, but it did not reflect the fact that the proceeds on the sale of the SLW shares represented Goldcorp’s 49% interest in the fair value of each of SLW’s silver arrangements as at the date of sale. The portion of the gain associated with the Non-Goldcorp Mines third party silver arrangements should not be deferred as Goldcorp no longer had an ongoing obligation to deliver silver at a lower than current market price.
     Therefore, Option 3 was determined by the Company to be the most appropriate accounting for the sale of the SLW shares. Under Option 3, above, Goldcorp sold its 108 million shares at fair value to third party buyers and therefore the proceeds on sale represented Goldcorp’s 49% interest in the fair value of each of SLW’s silver arrangements as at the date of sale. The value associated with the Non-Goldcorp Mines less the associated underlying book values (i.e. Goldcorp/SLW book values), was recorded directly as a gain on disposal in the 2008 statement of earnings. The value associated with the silver arrangements between Goldcorp and SLW (Luismin and Peñasquito) has been deferred and will be recognized as silver is delivered over the terms of the arrangements. The deferred gain on the Luismin and Peñasquito silver arrangements was recorded as a reduction to the book value of the mining interests, as discussed below.
     As described above, the nature of the silver arrangements entered into by SLW constitute mining interests. It therefore follows that the accounting for Goldcorp, subsequent to disposition, should relate to the nature of the underlying asset and should take into account the continuing obligation of the Company to deliver silver for $3.95 per ounce (as adjusted). Effectively, the Company has agreed to sell the currently unmined and unprocessed silver at Luismin and Peñasquito for a fixed amount (the share of the proceeds received upon the sale of the SLW shares related to Luismin and Peñasquito) plus the $3.95 per ounce (as adjusted) at the time of delivery of a mined and processed ounce of silver. Recording the transaction as a reduction of mining interests and a gain on disposition was not appropriate as Goldcorp maintains legal title

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to the mining interests and bears all the underlying operating and associated risks and therefore has not disposed of its property. In fact, with respect to the production of silver, both SLW and Goldcorp continue to be exposed to the mining/operating risks although at different price structures. For this reason, the Company believes that applying the gain associated with the Luismin and Peñasquito silver arrangements to reduce the carrying value of the mineral interests on Goldcorp’s books ($505.9 million against Luismin and $184 million against Peñasquito) is the most appropriate way to show the disposition of a portion of the mining interests and recognize the continuing obligation to deliver silver at a price of $3.95 (as adjusted).
Determination of the Gain on Disposition
     In response to the Staff’s comment in bullet point #1, the Company advises as that the gain of $292.5 million recorded in the 2008 statement of earnings was comprised of:
(i)	a total gain of $279.4 million representing the portion of the gain related to the third party silver arrangements between SLW and the Non-Goldcorp Mines;
(ii)	the realization $17.7 million of accumulated OCI related to SLW’s available-for-sale investments into earnings upon the disposition of the SLW shares; and
(iii)	less $4.6 million related to the recognition of a liability attributed to the silver arrangement between Goldcorp and SLW for a previously disposed mineral interest (Note 4(f) of the Notes to the Consolidated Financial Statements).
     The $279.4 million gain, as set forth in the Calculation of Gain on Disposition table below, the Company reported related to the third party silver arrangements between SLW and the Non-Goldcorp Mines was determined as follows:
(i)	Proceeds from disposition were allocated based on fair values of silver arrangements held by SLW, which were determined based on the Company’s internal discounted cash flow models, which were then further supported by the average analyst consensus of net asset values at the date of disposition;
     Less:
(ii)	Third party transactions costs were allocated based on the pro-rata fair values of the silver arrangements; and
(iii)	$187.5 million of Goldcorp’s book value of SLW shares ($546.0 million) related to the third party Non-Goldcorp Mines silver arrangements calculated as Goldcorp’s 48.67% share of the net book values of such third party Non-Goldcorp Mines silver arrangements of $385.3 million at December 31, 2007, as disclosed in Note 10 of the Notes to the Consolidated Financial Statements.

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Allocation of Proceeds from Disposition

	Goldcorp
	Share
	FV -		Transaction	Net
($ millions USD)	Proceeds		Costs	Proceeds
Luismin	$658	(a)	$24	$634
Peñasquito	429	(b)	15	414

Goldcorp Mines	1,087	(c)	39	1,048	(e)

Zinkgruvan	118		4	114
Yauliyacu	291		10	281
Stratoni	75		3	72

Non-Goldcorp Mines	484	(d)	17	467	(f)

Total	$1,571		$56	$1,515

Calculation of Gain on Disposition

					Non-
			Goldcorp		Goldcorp
	Total		Mines		Mines
Gross Proceeds	$1,571	( c)	$1,087	(d)	$484
Less Transactions costs	(56)		(39)		(17)

	1,515	(e)	1,048	(f)	467
Less Goldcorp book value of SLW shares	(546)		(358)		(188)

Gain on disposition of SLW shares	969		690		279

Gain recognized in 2008 Statement of Earnings					$279

Reduction in Mining Interests			$690

Peñasquito (see below)			$184	(g)
Luismin (see below)			506	(h)

Reduction in Mining Interests			$690

In response to the Staff’s comment in bullet point #2, the determination of reductions to mineral properties, plant and equipment at Peñasquito, San Dimas and Los Filos is set forth in the following two tables:
Calculation of Peñasquito Reduction in Mineral Properties, Plant and Equipment

Peñasquito silver interests book value		$504
FV at sale (100% of G share FV Proceeds (b)$429 M)		882

Increase in value		378

Amount attributable to Goldcorp (48.67%)	(g)	$184

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Calculation of Luismin Reduction in Mineral Properties, Plant and Equipment

Luismin silver interests book value		$205
FV at sale (100% of G share FV Proceeds of (a)$658 M)		1,353

Increase in value		1,148

Amount attributable to Goldcorp (48.67%)		560
Less goodwill related to SLW (Note 9)		(54)

Total Reduction in Book Value	(h)	$506

     The total reduction to mining interests at Luismin of $506 million was comprised of
(i)	$480 million for San Dimas which represented the net book value of its mining interests at the date of disposition, and
(ii)	the residual reduction in mining interests related to the Los Filos silver interests in the amount of $26 million.
Reconciliation of Reduction in San Dimas Book Values
     In the response to the Staff’s comments in bullet point #4, the $310.6 million reduction in book values of the San Dimas mining interests was comprised of:
(i)	$204.8 million associated with the Luismin silver interests and reflected in mineral properties prior to the disposition of the Silver Wheaton shares, and
(ii)	$105.8 million related primarily to the deferred revenue liability arising from the initial upfront payment on the sale of the Luismin silver interests. This deferred credit was recognized previously but eliminated against the silver interests recorded on SLW’s balance sheet on consolidation.
Note 12. Long Term Debt, page 31
6.   We note you guaranteed Terrane’s credit facility in exchange for an option to convert your fully diluted in-the-money equity interest in Terrane into a participating joint venture interest in the Mt. Milligan Project. Please tell us how you accounted for this transaction under Canadian and US GAAP.
     Response:
     FIN 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and Handbook Section 3855 — Financial Instruments — Recognition and Measurement specifically exclude guarantees by a parent of its subsidiary’s debt to a third party with respect to initial measurement and recognition. Therefore, the guarantee related to Terrane’s credit facility was accounted for by the Company in accordance with Handbook Section 3290 — Contingencies and FAS Statement No. 5 —

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Accounting for Contingencies with respect to initial measurement and recognition of a guarantor’s liability for obligations under the guarantee. An estimated loss from a loss contingency, in this case the credit facility guarantee, shall be accrued by a charge to income if both of the following conditions are met:
a	Information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss; and
b	The amount of loss can be reasonably estimated.
     As neither of the conditions was met, measurement and recognition was not required by the Company upon initial provision of the guarantee.
     However, as Goldcorp includes Terrane’s financial information in its consolidated financial statements when the credit facility was drawn upon, the amount drawn was included in its financial statements. Handbook Section 3855.A40 — Financial Instruments — Recognition and Measurement addresses initial measurement of loans secured by related parties whereby ...
“An entity may borrow from another party at an interest rate lower than that reflecting its own creditworthiness, or may be able to borrow from a third party only if collateral is provided to that third party in the form of guarantees from related parties of the borrowing entity. In such circumstances, the entity has received a benefit, in the form of a contribution from related parties, equal in value to the benefit of the reduced interest rate on the loan. However, unless the entity has received separate quotes for the interest rate on a loan with and without the collateral, it is unlikely that the entity will be able to determine reliably the rate that would have been charged for such a loan in the absence of the collateral, or indeed whether the loan would have been made at all. Therefore, in such circumstances, the entity treats the interest rate on such a loan as if it was a market rate of interest and measures it on initial recognition at its face amount,...”
     No value for accounting purposes was attributed to the guarantee provided by Goldcorp (i.e. as a shareholder contribution) as Terrane had not received separate quotes for an interest rate on a loan with and without the guarantee, therefore it is unlikely that Terrane is able to determine reliably the rate that would have been charged for such a loan in the absence of the guarantee, or indeed whether the loan would have been made at all.
Note 14. Income and Mining Taxes, page 38
7.   We note your disclosure that “Deductible temporary differences are comprised primarily of book to tax differences relating to the Company’s reclamation liabilities, certain plant and equipment, investment tax credits and stock options. Taxable temporary differences are comprised primarily of book to tax differences relating to the value of the

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Company’s mining interests acquired from corporate acquisitions.” Please expand this disclosure, as appropriate, to quantify the tax effect of the temporary differences, as contemplated by paragraph .92(a) of CICA Handbook Section 3465, or otherwise explain to us why you believe you have complied with this guidance.
Response:
With the exception of non-capital losses, the Company did not separately disclose the effect of the remaining components of deductible temporary differences in Note 14 of the Notes to the 2008 financial statements as it did not consider it material in the context of the 2008 financial statements. The Company proposes to disclose the tax effect of the components of deductible temporary differences related to reclamation liabilities ($67.0 million), certain property, plant and equipment ($39.4 million), investment tax credits ($31.3 million) and stock options ($16.5 million) in our 2009 income and mining taxes footnote.
     With respect to taxable temporary differences, $3.5 billion of the $3.6 billion disclosed in footnote 14 of the 2008 financial statements relates to the book to tax differences in the value of mining interests acquired in corporate acquisitions as disclosed in Note 13 of the Notes to the 2008 financial statements. The Company proposes to make its disclosure relating to taxable temporary differences clearer in its 2009 income and mining taxes footnote.
* * *
     In addition to our responses above, the Company acknowledges that:
(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     We appreciate your interest in our financial reporting and trust these responses address your concerns. A copy of this response to your Comment Letter will be filed by the Company on EDGAR. Should you have further questions, please address your letter to the undersigned.
Yours very truly,
Lindsay Hall
Executive Vice President and Chief Financial Officer
cc:	James Barron Deloitte & Touche LLP

Mark Bennett and Jennifer Traub Cassels Brock & Blackwell LLP

David Stone Neal, Gerber & Eisenberg, LLP